090201

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

DRS Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article IV Shares of Stock amended in its entirety as set forth in the attached.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 62.5%

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Article IV
AUTHORIZED CAPITAL STOCK

Section 4.01 Authorized Classes of Stock. The total number of shares of stock of all classes that the corporation shall have the authority to issue is one hundred million (100,000,000) shares, consisting of seventy-five million (75,000,000) shares of common stock with a par value of $.001 ("Common Stock") and twenty-five million (25,000,000) shares of preferred stock with par value of $.001 ("Preferred Stock"). The Preferred Stock may be further divided into one or more series of Preferred Stock and each series of Preferred Stock will have the preferences, limitations and relative rights as may be set forth for such series in these Articles or any amendment thereto (each a "Preferred Stock Designation"). A Preferred Stock Designation may be adopted by the Board of Directors of this Corporation pursuant Section 4.03 of this Article IV, or by action of the shareholders of the Corporation.

Except as may otherwise be provided in a Preferred Stock Designation, all shares of a class will have preferences, limitations and relative rights identical to those of all other shares of the same class. All shares of a series of Preferred Stock will have preferences, limitations and relative rights identical to those of all other shares of that series of Preferred Stock.

Section 4.02 Voting Rights. The Corporation's Capital Stock will have voting rights as follows:

a) *Common Stock Voting Rights*. Subject to the voting rights, if any, of any Preferred Stock that may be outstanding, the outstanding shares of Common Stock will (a) each have one (1) vote, (b) vote together as a single voting group and (c) together have unlimited voting rights.

b) *Preferred Stock Voting Rights*. Except as otherwise provided by Nevada law, or in a Preferred Stock Designation, on each matter on which a series of Preferred Stock is entitled to vote, each share of such Preferred Stock will (a) either have (i) one (1) vote if that series of Preferred Stock is not by its terms convertible into Common Stock or, if that series of Preferred Stock is convertible into Common Stock, (ii) one (1) vote for each share of Common Stock which that series of Preferred Stock may be converted into as of the record date for the meeting at which the vote is to be taken; and (b) vote together with shares of the Common Stock as a single voting group.

c) *Nonvoting Preferred Stock*. Shares of any series of Preferred Stock which are designated as being "nonvoting" will nonetheless have such voting rights as are required by Nevada law.

Section 4.03 Noncumulative Voting for Directors. The holders of shares of Common Stock and the holders of shares of any series of Preferred Stock which is entitled to vote with respect to the election of directors will not have the right to cumulate votes in the election of directors.

Section 4.04 Dividends. Subject to any priority or participating rights of any Preferred Stock that may be outstanding, the holders of Common Stock will be entitled to receive, out of any legally available assets of the Corporation, any dividends declared by the Board of Directors of the Corporation. Except as may otherwise be provided in a Preferred Stock Designation, the Board of Directors of the Corporation will have the sole authority and

discretion to determine the time, amount and terms of payment for any dividend which may be declared. Nothing in these Articles will be construed as obligating the Board of Directors of the Corporation to declare a dividend at any time, even though the Corporation may have assets legally available to pay a dividend.

Section 4.05. Redemption. Subject to any provision to the contrary contained in any Preferred Stock Designation, the Corporation may repurchase all or any of its outstanding shares of Common Stock or Preferred Stock even though the distribution made to effect that repurchase would cause the difference between the Corporation's total assets and its total liabilities to be less than the amount that would be needed to satisfy the preferential liquidation rights of all outstanding shares of classes or series of a class with liquidation rights that are prior to those of the shares being repurchased if the Corporation were to be liquidated at the time of such repurchase.

Section 4.06. Liquidation. In liquidating, dissolving or winding up the Corporation, the Board of Directors must first discharge or make adequate provision for discharging all liabilities of the Corporation. The remaining net assets of the Corporation shall be distributed to the holders of the Common Stock according to their respective share holdings, subject to the priority and participating rights of any Preferred Stock that may be outstanding.

Section 4.07 Preferences, Limitations and Relative Rights of Preferred Stock. The Board of Directors of the Corporation is expressly authorized to, from time to time by resolution duly adopted, designate the preferences, limitations and relative rights of one or more series of Preferred Stock. A Preferred Stock Designation by the Board of Directors may set forth, with respect to the shares of the series of Preferred Stock so designated, the following preferences, limitations and relative rights:

a). Voting. The voting rights of the shares of that series of Preferred Stock, including whether the shares have special, conditional or limited voting rights. Alternatively, the Preferred Stock Designation may include a statement to the effect that the shares of that series of Preferred Stock are "nonvoting" except to the extent voting rights are required by the Oregon Business Corporation Act.

b). Dividends. The dividend rate and preference, if any, of the shares of that series of Preferred Stock. The Preferred Stock Designation will also state (a) whether the dividend rights of shares of that series of Preferred Stock are cumulative, noncumulative or partially cumulative and (b) whether or not the shares of that series of Preferred Stock will participate in any dividends that may be declared with respect to the Common Stock.

c). Liquidations. The amount of the liquidation preference, if any, of the shares of that series of Preferred Stock. The Preferred Stock Designation will also state whether or not and, if so, when the shares of that series of Preferred Stock will participate with the Common Stock in any liquidating distributions.

d). Redemption. Whether the shares of that series of Preferred Stock are redeemable at the option of the Corporation, at the option of the holder of the shares or another person or upon the occurrence of a designated event and whether the redemption price for the shares of that series of Preferred Stock will be a designated amount or determined by a designated formula or by reference to an extrinsic event or extrinsic data,

whether the redemption price for the shares of such series of Preferred Stock will be paid in cash, indebtedness or other property. The Preferred Stock Designation will also state (a) the terms and conditions, if any, of any redemption, (b) the procedures for effecting any redemption and (c) whether or not and, if so, where and in what manner a sinking fund must be created by the Corporation for the purpose of funding any redemption.

e). Conversion. Whether the shares of that series of Preferred Stock are convertible at the option of the Corporation, at the option of the holder of the shares or another person or upon the occurrence of a designated event into other securities of the Corporation in a designated amount or in an amount determined by a designated formula or by reference to an extrinsic event or extrinsic data. The Preferred Stock Designation will also state the terms and conditions of the conversion, if any, and the procedures for effecting such a conversion.

f). Other Terms. Such other preferences, limitations and relative rights as the Board of Directors of the Corporation may determine.

Every Preferred Stock Designation must identify that series of Preferred Stock in a manner that will distinguish that series from all other series of Preferred Stock and from the undesignated Preferred Stock. The Preferred Stock Designation must also set forth the number of shares to be included in that series. All shares of that series that are thereafter redeemed, converted, or, if so provided in the Preferred Stock Designation, remain unissued on a designated date or on the occurrence of an event will cease to be of that series and will automatically become undesignated Preferred Stock.

Any Preferred Stock Designation adopted by the Board of Directors of the Corporation pursuant to this Section 4.07 will constitute articles of amendment to these Articles of Incorporation and will become effective, without shareholder action, upon filing as prescribed by the Nevada law. No shares of Preferred Stock or of a series of Preferred Stock may be issued by the Corporation prior to the filing of articles of amendment determining the preferences, limitations and relative rights of such shares.